Filed Pursuant to Rule 253(g)(4)
File Number: 24-11098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 1-U
Pursuant to Rule 253(g)4

CURRENT REPORT PURSUANT TO REGULATION A

Cocannco, Inc.
(Exact name of registrant as specified in its charter)

Date: February 3, 2021

(State of Other Jurisdiction Of Incorporation)
Colorado

(Primary Standard Classification Code)
8742

(IRS Employer Identification No.)
84-2351885

(Full mailing address of the principal executive office)
1817 Maryal Drive, Suite 100 Sacramento, CA 95864

(Issuers telephone number, including area code)
Richard Thomas (916) 905-1488 rthomas@cocannco.com
Title of each calls of securities issued pursuant to Regulation
A:
50,000,000 Shares of Common Stock

Item 6a.  Changes of Control of Issuer

(1) the identity of the persons who acquired such control;

Name and Position of Beneficial Owner Number Percent

Richard Thomas                3,300,000   30%
Opulent International LLC     3,600,000   32.73%
Evan Clark                      300,000    2.73%
Wyndgate Holdings LLC         3,300,000   30%

(2) the date and a description of the transactions which resulted in the change in control;

In October 28, 2020 (Closing), the entities identified (Acquirers) above, acquired shares from Donald Bosch (7,000,000) and the Company (3,500,000), totaling 95.45% of the issued and outstanding shares of the Company. As part of the transaction, the Acquirers paid $30,000 in cash and entered into a Promissory Note, payable to Donald Bosch, for the remainder of the $170,000 purchase price. The Promissory Note is due 180 days from the Closing and may be amended in writing by agreement of the parties.

(3) the basis of the control, including the percentage of voting securities of the issuer now beneficially owned directly or indirectly by the persons who acquired control;

The Acquirers are all owned or controlled by individuals or entities related to the management and directors of the Company. The Acquirers control 95.45% of the voting securities of the Company.

(4) the amount of the consideration used by such persons;

The Acquirers paid in cash and other consideration, $170,000.

(5) the sources of funds used by the persons, unless all or any part of the consideration used is a loan made in the ordinary course of business by a bank as defined by Section 3(a(6)of the Securities Exchange Act of 1934.

The funds used by the Acquirers were a combination of cash paid by the principals of the Acquirers individually and a Promissory Note issued and made effective upon the change of control.

(6) the identity of the persons from whom control was assumed, and;

Control of the entity was assumed from Donald Bosch.

(7) any arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters.

Immediately prior to the Change of Control contained herein, the sole remaining Director of the Company, Donald Bosch, in accordance with the Certificate of Incorporation and Bylaws of the Company, appointed Richard Thomas as to the Board of Directors of the Company. Upon the Mr. Thomas s acceptance of the appointment, Mr. Donald Bosch resigned from the Board of Directors. Subsequently, on January 20, 2021, the shareholders of Cocannco, elected Richard Thomas, Donald Clark and Evan Clack as Directors to serve for a term of 1-year.

Item 6b.  Changes of Control of Issuer

The Closing resulted in the Company issuing a Promissory Note which, if unpaid 180 days subsequent to the Closing, could result in a Change of Control of the Company.

Item 7.  Departure of Certain Officers

As part of the change of control transaction detailed in Item
6, herein, the following Officers and Directors that resigned on the 2nd of November 2020:

Donald Bosch      Chief Executive Officer, Director.
Richard Pfeffer   Chief Operating Officer, Director.

Item 9. Other Events

The majority of the Shareholders voted by proxy, effective
January 20, 2021 for the following slate of Directors, each of whom shall serve, unless they resign or are removed by shareholder vote, for a term of 1-year:

Rich Thomas  - President, Chief Executive Officer(CEO),
Director
Donald Clark - Chief Operating Officer (COO), Director
Evan Clark   - Secretary, Treasurer, Director

Each Directors role as a corporate executive was ratified by the Board of Directors by a unanimous vote of the Board of Directors on January 20, 2021. The Company officers and directors own the majority of the issued and outstanding controlling shares of the Company. Consequently, they control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including, but not limited to:

	Election of the Board of Directors.
	Removal of any Directors.
	Amendments to the Company Articles of Incorporation or bylaws.

Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Thus, our officers and directors will have control over the Company management and affairs.

The Company changed its official address and primary contact to:

1817 Maryal Drive, Suite 100 Sacramento, CA 95864
Richard Thomas
(916) 905-1488
rthomas@cocannco.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 1-U contains forward-looking statements regarding Cocannco, Inc., including, but not limited to, statements related to the Offering. These forward-looking statements are based on Cocannco current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, those other risks detailed under the caption Risk Factors and elsewhere in Cocannco U.S. Securities and Exchange Commission ( SEC ) filings and reports, including in Cocannco Regulation A Offering Statement on Form 1-A, and the offering circular constituting a part thereunder, which are filed with the SEC. Cocannco cautions investors not to place considerable reliance on the forward-looking statements contained in this Current Report on Form 1-U. Cocannco undertakes no duty or obligation to update any forward-looking statements contained in this Form 1-U as a result of new information, future events or changes in its expectations.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCANNCO, INC.
(Exact name of issuer as specified in its charter)

By:
/s/ Rich Thomas
Richard Thomas
Chief Executive Officer
Date:
February 3, 2021